82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

04036479

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z.HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	25.08.2004 Mi
BETREFF/REF:	Press release Mayr-Melnhof
SEITEN/PAGES	4

SUPPL

RECEIVED 2004 AUG 25 A 10:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED AUG 27 2004 FINANCIAL

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

August 25, 2004

Half-year results 2004:

BEST EVER HALF-YEAR RESULTS

- ***Net income for the period increased by 32 %***
- ***High capacity utilization in all Divisions***
- ***Successful cost management while price pressure prevails***
- ***Acquisitions continued according to schedule***

The Mayr-Melnhof Group has been very successful during the first half-year of 2004. Net income for the period increased by 32 % to EUR 51.5 million, which once again is a new record level. In addition, the course of expansion was consistently carried on during the first six months of this year, with four acquisitions in the folding carton area.

The positive sales trend prevailing over several months has gained more substance in all Divisions. The positive sales performance in the cartonboard area has been achieved both in Europe and on the non-European export markets, especially in Asia. Increasing price pressure was successfully countered by cost reduction measures. The folding carton area benefited from market success and the recent acquisitions. However, uncertainty remains about a sustained upturn in consumer demand in our main market of Western Europe.

GROUP INDICATORS - US GAAP

consolidated, in EUR millions	HY1 / 2004	HY1 / 2003	+/-
Sales	**709.0**	660.1	+7.4%
Operating profit	**75.9**	70.5	+7.7%
Operating margin	10.7%	10.7%	
Income before income taxes and minority interests	**75.9**	66,5	+14.1%
Net income	**51.5**	38,9	+32.4%
in % sales	7.3%	5,9%	
Basic and diluted earnings per share (in EUR)	4.68	3.53	
Cash earnings	**98.4**	83.6	+17.7%
in % sales	13.9%	12.7%	
Employees	7,198	6,806[1]	

[1] As of Dec 31, 2003

Consolidated sales of the Mayr-Melnhof Group increased by 7.4 % (EUR 48.9 million) to EUR 709.0 million (1st half of 2003: EUR 660.1 million). This increase essentially results from MM-Graphia and MM-Packaging. Acquisitions contributed EUR 15.8 million to this increase.

Operating profit improved by 7.7 % to EUR 75.9 million (1st half of 2003: EUR 70.5 million). This increase can be attributed to the enhanced profitability of the converting sector. Thus the lower profit contribution from cartonboard production could be compensated.

Net interest income amounted to EUR 0.1 million (1st half of 2003: EUR -0.7 million) resulting from interest income of EUR 2.8 million and interest expense of EUR -2.7 million.
"Other – net" decreased to EUR -0.1 million. The previous year's level of EUR -3.2 million mainly resulted from a valuation adjustment of the shares held in Reno de Medici S.A.
Income before income taxes and minority interests stood at EUR 75.9 million which is 14.1 % above the previous year's level.
Income taxes totaled EUR 23.7 million which is EUR 2.6 million below the previous year's level. Consequently, the group tax rate came down to 31.2 % (1st half of 2003: 39.5 %). This reduction particularly results from the discontinuation of non-taxable expenses as well as from previous years' taxable expenses.
Due to the legislated reduction of the Austrian corporate income tax rate from 34 % to 25 %, effective as of January 2005, non-recurring deferred tax income of approximately EUR 4.2 million will be recognized. EUR 1.4 million of this amount has been accounted for in the second quarter.

Development in the second quarter

The improvement in cartonboard sales, already perceived during the first quarter, has become more solid in the course of the second quarter. At 99 %, the capacities of MM-Karton were almost fully utilized (Q1 2004: 96 %; Q2 2003: 83 %). However, due to harsh competition on the overseas markets and modest impulses from Western European consumer demand, stabilization of sales prices has become increasingly difficult. At the same time, as a result of increased industrial demand, the prices of many input factors either soared or were already at a higher level than at the beginning of the year, as in the case of recovered paper. In line with this development, MM-Karton informed its customers in June about a price increase effective as of the beginning of September. In the folding carton area, both MM-Packaging and MM-Graphia consolidated their leading market position through successful sales, mainly to international customers, and were able to improve profitability through significant efficiency increases.

Operating profit reached EUR 35.9 million, as compared to EUR 40.0 million in the first quarter of 2004 (2nd quarter 2003: EUR 31.1 million). The decrease against the first quarter mainly results from seasonal volume fluctuations. Net income for the period stood at EUR 25.4 million, as compared to EUR 26.1 million in the first quarter of 2004 and EUR 16.7 million in the second quarter of 2003.

Report on the Divisions

MM-KARTON

Against the background of more solid demand in Western Europe and a persisting dynamic development in the Central and Eastern European markets and in Asia, MM-Karton successfully took advantage of the market opportunities during the first half of 2004. The order backlog of MM-Karton registered a continuous increase, and came to a half-year average of about 80,000 tons, against 50,000 tons in the first half of 2003. This resulted in a capacity utilization of approximately 97 % (1st half of 2003: 88 %). Cartonboard production was therefore at 790,000 tons, as compared to 716,000 tons in the previous year's period.
The situation on the raw material markets was primarily characterized by a fairly stable recovered paper price on a higher level than at the beginning of the year and a sharp upward price trend for all products related to the price of crude oil.
Cartonboard sales increased by 9.8 % to 783,000 tons, with European markets accounting for about 76 % of this volume. The remaining 24 % were sold in overseas markets (1st half of 2003: 80 %; 20 %).
The 3.6 % rise in sales to EUR 399.4 million resulted entirely from the higher volume dispatched. Due to intensified price pressure and the increased share of sales to overseas

markets with structurally lower prices, the average selling price was below the level of the previous year's period. This development was countered, however, by significant cost savings. Therefore, the operating profit again reached a high level, at EUR 41.8 million (1st half of 2003: EUR 43.7 million). This led to an operating margin of 10.5 % (1st half of 2003: 11.3 %).

The damage following a blaze at the Dutch MM-Eerbeek mill in April is essentially covered by insurance compensation. Production has already been partly resumed.

MM-PACKAGING

Due to increased market success, MM-Packaging successfully held its ground during the first half-year of 2004, despite fairly restrained demand and strong competition on the European folding carton market. As a result of the specialization of individual plants on specific market segments and the continuous implementation of focused cost saving programs, the Division's competitive strength was further enhanced.
The tonnage converted totaled 171,000 tons, compared to 153,000 tons in the previous year's period. Sales went up by 11.8 % to EUR 223.9 million, with acquisitions accounting for two thirds of this increase. At the same time, the operating profit was improved by 29.8 % to EUR 16.1 million, resulting in an operating margin of 7.2 %.

MM-GRAPHIA

During the first half-year of 2004, MM-Graphia registered a consistently strong sales performance. While overall demand is still growing dynamically in the Eastern and South Eastern European markets, significant tobacco tax hikes in Western Europe have already led to a noticeable dampening effect on demand in countries like France. In line with this development, a new facility for the growth market of Turkey is currently being established in Izmir, and the capacities of Graphia Ukrainia are on the way to be doubled. Both projects are progressing according to schedule and are set to commence production in 2005.
MM-Graphia converted approximately 48,000 tons of cartonboard and paper into high-grade packaging for cigarettes and confectionary in the first half-year of 2004 (1st half of 2003: 45,000 tons). Sales increased by 17.3 % to EUR 143.0 million and operating profit could be improved by 25.0 % to EUR 18.0 million. This led to an operating margin of 12.6 % (1st half of 2003: 11.8 %).

OUTLOOK

At the beginning of the third quarter of 2004, order intake remained at a high level in all Divisions. Despite the improved industrial climate, demand for cartonboard and folding cartons still lacks impulses from the private consumer sector on the main market of Western Europe. Competition is therefore expected to remain strong. Consequently, cost reductions and efficiency increases are still decisive factors and will continue to be pursued with the highest priority, even if an increase in European sales prices is envisaged as a result of the rise in input prices. This year's acquisitions are expected to further contribute to the Company's growth during the second half of the year. Expansion will be continued in all Divisions. Despite the overall positive forecasts for the second half of 2004, attention will have to be paid on the uncertain developments in the Far East.

- The report on the 1st half-year of 2004 is available on our homepage http://www.mayr-melnhof.com.
- Results of the 3rd Quarter of 2004 will be published on November 23, 2004.

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Wien
Tel.: (+43/1) 50136, Fax: (+43/1) 50136 – 1195
e-mail: investor.relations@mm-karton.com, Website: http://www.mayr-melnhof.com